November 9, 2012

VIA FEDERAL EXPRESS AND EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 13, 2012 (File No. 333-180721)

Dear Ms. Long:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated August 10, 2012, with respect to Amendment No. 1 on Form S-1 to the above-referenced Registration Statement filed July 24, 2012 with the Commission.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 2 to Form S-1 (“Amendment No. 2”). Additionally, the Company has enclosed four (4) copies of Amendment No. 2 herewith, in each case marked against Amendment No. 1, to reflect the changes made. The purpose of this correspondence is to illustrate these changes to the Commission and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 2. All references to “we,” “our” or similar terms refer to the Company. All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 2.

General

1.          We note your response to prior comment two, from our letter dated May 10, 2012; however, the change in auditor from Madsen & Associates CPAs, Inc. to Semple, Marchal & Cooper, LLP represents a change in accountant of the legal entity that should have been reported in your Form 8-K. In this regard, since you did not previously provide the required disclosures in your Form 8-K, please revise your registration statement to provide the disclosures required by Item 304 of Regulation S-K.

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251
Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

Response: We have added disclosure regarding the change in auditor on page 45 under the heading “CHANGE IN ACCOUNTANTS” to include the information required by Item 304 of Regulation S-K: “Prior to the Merger, the independent public accountant for Abtech Holdings, was Madsen & Associates CPAs, Inc. (“Madsen”) and the independent public accountant for AbTech Industries was Semple, Marchal & Cooper, LLP (“SMC”). Because the Merger was treated as a reverse acquisition with AbTech Industries as the acquirer and because the operations of Abtech Holdings were immaterial to the combined financial statements of the merged entities, upon the closing of the Merger and the recommendation of the Company’s Board of Directors, the Company retained SMC as its Independent Public Accountant and dismissed Madsen & Associates CPAs, Inc. as of February 10, 2011. Madsen conducted the audits of the financial statements of Abtech Holdings for the years ended May 31, 2009 and 2010, and performed reviews of the subsequent interim financial statements for the fiscal quarters ending August 31, 2010 and November 30, 2010. The audit reports of Madsen for the fiscal years ended May 31, 2010 and 2009 did include a going concern qualification, but otherwise contained no adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended May 31, 2010 and 2009 and through the date hereof, there were no disagreements with Madsen on any matter of accounting principles or practices, financial statement disclosure, internal controls, or auditing scope or procedure nor did any events occur that would be reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K.”

2.          To the extent applicable, please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response: We have updated the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X by deleting the interim financial statements for the three months ended March 31, 2012 and adding interim financial statements for the three and six months ended June 30, 2012.

Calculation of Registration Fee

3.          It is unclear why you reference Securities Act Rule 457(i) in note three to the table. In this regard, we note it appears you are only registering the resale of the common stock that underlies certain convertible securities and not the convertible securities themselves. Please advise, or revise this reference as appropriate.

Response: We note the Staff’s comment and have removed the reference to Rule 457(i) previously included in the registration fee table.

Prospectus Summary, page 2

Background of the Offering, page 3

4.          We note the added language at the bottom of page 3. This language appears to discuss registration of the Secured Notes, issuance of Secured Notes in this offering, and the registration of the sale of additional Secured Notes in a subsequent registered offering. However, your registration statement does not cover the sale of Secured Notes, and the common stock for which the registration statement covers the resale appears to underlie Secured Notes that were issued in a private placement. Please revise this section to remove any indication that the Secured Notes have been, are currently, or will be part of a registered transaction.

Response: We have revised the disclosure on pages 2-3 under “PROSPECTUS SUMMARY – Background of the Offering” to clarify that the Registration Statement does not cover the sale of the Secured Notes:

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“From September 19 through December 31, 2011 (the “September Offering”), the Company sold $4,000,000 of Secured Convertible Promissory Notes (the “Secured Notes”). From January 2012 through February 15, 2012 (the “February Offering”), the Company sold an additional $2,600,000 of the Secured Notes. The Secured Notes bear interest at a rate of twelve percent (12%) per annum and are due and payable in full on the nine (9) month anniversary of issuance (with respect to each such Secured Note issued in the September Offering and the February Offering, an “Original Maturity Date”). The Company may extend the maturity date by an additional ninety (90) day period, during which period the interest rate will increase to fifteen percent (15%) per annum on the unpaid principal of the Secured Note. The Company may also extend the maturity date by a second additional 90 day period, during which period the interest rate shall increase to eighteen percent (18%) per annum on the unpaid principal of the Secured Note. All interest accrued on the Secured Notes through the applicable Original Maturity Date will be payable by the Company on the applicable Original Maturity Date in cash or in shares of common stock, at the option of the payee.

In addition to the common shares issuable upon exercise of any applicable warrants as further discussed below, we have registered hereunder (a) 5,713,484 shares which have been previously issued, of which (i) 384,912 shares were previously issued as payment in kind interest and (ii) 6,185,715 shares were issued upon conversion of the Secured Notes, and (b) 8,232,594 shares which may be issued in the future, of which (i) 228,302 shares may be issued as payment in kind interest (representing $159,811 of interest due on the Secured Notes which have yet to reach their Original Maturity Date, based on the assumption that the remaining principal balance of the Secured Notes yet to reach their Original Maturity Date as of November 6, 2012 is $1,995,000 and, as such, the maximum potential amount of interest accruable thereunder which could be paid in-kind is $159,811 (assuming an interest rate of 12% through the applicable Original Maturity Date)), and (ii) 2,850,003 shares may be issued if all of the Secured Notes outstanding as of November 6, 2012 are converted into shares of common stock. To the extent we incur convertible interest expense on the Secured Notes greater than $159,811, we may be required to register additional common shares on a subsequent registration statement.”

Dilution, page 20

5.          Please provide us with your analysis of the calculation of amounts in the dilution table.

Response: The following table provides an analysis of the calculation amounts contained in the dilution table under the heading “DILUTION” on page 19:

		Effect of "Offering"
	Pro Forma Pre-Offering	Proceeds from Warrant Exercise and Note Conversion	Elimination of Warrant Liability	Costs of Offering	Pro Forma Post-Offering
Tangible Assets	$2,398,692	$3,168,002		-	$5,566,694
Total Liabilities	11,476,689		$(2,292,170)		9,184,519
Net Tangible Book Value	$(9,077,997)				$(3,617,825)

Shares Outstanding	49,008,115	14,858,552			63,866,667

Net Tangible Book Value	$(0.1852)				$(0.0566)

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Management’s Discussion and Analysis .. . . , page 21

Results of Operations, page 21

6.          We note your response to comment nine of our letter dated May 10, 2012. Specifically, we note you attribute your revenues to sales of your water filtration products, which all contain some form of Smart Sponge filtration media. We further note the different types of Smart Sponge products you identify on pages 32-34. In your results of operations section, please disclose whether any of the products you identify have more of a material impact on your results of operations than the others.

Response: We have added the following disclosure on page 20 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations” to disclose the two product groups that account for approximately 77% of product sales: “In 2011, our Ultra-Urban Filter products accounted for approximately 47% of product sales and our Smart Pak products accounted for approximately 30% of product sales.”

Comparison of the years ended December 31, 2011 and 2010, page 21

Gross Margins, page 22

7.          We note your response to prior comment eight of our letter dated May 10, 2012 and the revisions to your registration statement. Please further expand the discussion regarding your primary raw materials to quantify the percentage of your cost of revenues attributable to the polymers you use to manufacture your Smart Sponge material during each period presented.

Response: We have added the following disclosure on page 21 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations – Comparison for the years ended December 31, 2011 and 2010 – Gross Margins” to disclose the percentage of cost of revenues attributable to polymers: “The cost of the polymers used in the Smart Sponge products accounted for approximately 10.6% and 7.1% of the total cost of revenues in 2011 and 2010, respectively.”

8.          We note your added disclosure on page 22 in response to comment ten of our letter dated May 10, 2012. You now state that your manufacturing capacity could generate $10-20 million in revenue per year. Please disclose whether this estimate is based off of the prices at which you currently sell your products.

Response: We have added disclosure on page 21 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations – Comparison for the years ended December 31, 2011 and 2010 – Gross Margins” to clarify that this estimate is based on current product prices.

Comparison of the three months ended March 31, 2012 and 2011, page 23

9.          In the first paragraph, you state that you believe your revenue figures reflect improvement in economic factors and initial results of expanded business development efforts. Please quantify the extent to which you attribute the change in revenues to improvement in economic factors and the extent to which you attribute the change in revenues to initial results of expanded business development efforts. Additionally, please explain the reason for the 11% decrease in revenues from the fourth quarter. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

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Response: Pursuant to Item 303 of Regulation S-K, Amendment No. 2 no longer contains a discussion comparing the results of the three months ended March 30, 2012 and 2011. That discussion has been replaced with a discussion comparing the results of the six months ended June 30, 2012 and 2011. Although we believe that our revenue figures reflect improvement in economic factors and the initial results of our expanded business development efforts, we do not believe it is practical to attempt to quantify the extent to which the change in revenues is attributable to each. We identified these two factors as the most likely reasons for the increased revenues but we cannot determine whether either or both of these factors may have affected the purchase decisions of our customers. The reference to the 11% decrease in revenues from the fourth quarter of 2011 to the first quarter of 2012 has been eliminated with the removal of the comparison of the three months ended March 31, 2012 and 2011. That decrease in revenue from the fourth quarter was due primarily to the fact that the fourth quarter included an unusual item of revenue related to the $77,000 forfeiture by a distributor of certain prepayments made to the Company.

10.         Please quantify and discuss how much of the 453% change in net revenues was due to changes in volume sold and/or pricing.

Response: We have added the following disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations – Comparison for the six months ended June 30, 2012 and 2011” on page 22: “The sales increase for this period was due entirely to the volume of products sold.”

11.         Please quantify the underlying factors that you attribute to the significant change in selling, general and administrative expenses between the periods.

Response: We have revised our disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations – Comparison for the six months ended June 30, 2012 and 2011” on page 22-23 to quantify the underlying factors attributed to the significant change in selling, general and administrative expenses: “Selling, general and administrative expenses increased by approximately $877,000 or 65% in the first half of 2012 as compared to the same period in 2011. These increases were due primarily to an expanded business development effort that included increased payroll related costs of approximately $226,000 for additional employees, increased travel expenses of approximately $35,000 and increased cost for government affairs consultants of $35,000. The Company is also experiencing the higher costs associated with being a public company. These costs amounted to approximately $610,000 in the first half of 2012 and included increases over costs incurred in the same period of the prior year of approximately $183,000 for investor relations costs, $70,000 for public relations costs, $53,000 for legal fees, $24,000 for liability insurance, and $17,000 for financial printing costs. Selling, general and administrative costs in the first half of 2012 also included an increase of $29,000 for directors’ fees, and approximately $133,000 for stock based compensation expense related to stock options vesting during period. Research and development costs increased approximately 62% for the six-month period ended June 30, 2012 as compared to the same period of the prior year due to product development activities associated with lab and field testing of products in new applications and testing of new product designs.”

12.         Please quantify an estimate of the costs you are now incurring as a result of being a public company.

Response: We have revised our disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations – Comparison for the six months ended June 30, 2012 and 2011” on page 22 to quantify the costs associated with being a public company: “The Company is also experiencing the higher costs associated with being a public company. These costs amounted to approximately $610,000 in the first half of 2012 versus approximately $265,000 in 2011. 2012 included increases over costs incurred in the same period of the prior year of approximately $183,000 for investor relations costs, $70,000 for public relations costs, $53,000 for legal fees, $24,000 for liability insurance, and $17,000 for financial printing costs.”

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13.         Please discuss the loss on valuation of the warrant liability during the three months ended March 31, 2012.

Response: We have added the following disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Results of Operations – Comparison for the six months ended June 30, 2012 and 2011” on page 23: “For the six month period ended June 30, 2012, other income includes a loss of ($678,755) related to the valuation of the warrant liability. The warrant liability represents the estimated bifurcated value of certain warrants issued in conjunction with the Secured Notes sold by the Company during 2011 and 2012. The Company revalues this warrant liability (pursuant to ASC 815) at each balance sheet date using the Black-Scholes valuation model. The valuation of the warrant liability is dependent on the market value of the Company’s common stock. Because the Company’s stock price increased during the six-month period ended June 30, 2012, the value of the warrant liability also increased resulting in the imputed loss to the Company.”

Liquidity and Capital Resources, page 24

Liquidity, page 24

14.         Please expand your disclosure to also include a discussion of your liquidity as of the date of your interim financial statements.

Response: We have expanded our disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources – Liquidity” on pages 23-24 to include a discussion of liquidity as of the six months ended June 30, 2012. Specifically, we have (i) addressed the working capital deficiency as of June 30, 2012 and discussed the reasons therefor, (ii) included a comparison of the cash balances as of December 31, 2011 and June 30, 2012, (iii) indicated that operations in the six months ended June 30, 2012 were primarily funded by proceeds received in connection with sale of Secured Notes in February 2012, (iv) identified the outstanding principal amount of short and long-term debt as of June 30, 2012, and (v) enhanced the discussion of our balance sheets to include a comparison as of December 31, 2011 and June 30, 2012.

Comparison of cash flows for the years ended December 31, 2011 and 2010, page 24

Operating Activities, page 24

15.         We note your response to prior comment 11 of our letter dated May 10, 2012 and the revisions to your registration statement. Please further expand your disclosure to explain the reasons for the significant changes comprising the fluctuations in your working capital deficit. Refer to section 501.13 of the SEC Codification of Financial Reporting Policies.

Response: We note the Staff’s comment and believe it is appropriate to expand our disclosure under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources – Liquidity.” Therefore, we have added the following disclosure on page 23:

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“The Company had a working capital deficiency of approximately $2,645,000 at December 31, 2011 compared to a working capital deficiency of approximately $1,842,000 at December 31, 2010 despite an increase in cash during the period of approximately $1,382,000. This fluctuation in working capital is primarily the result of the additional short-term debt financing that occurred in 2011 which increased short-term debt from approximately $1,587,000 at December 31, 2010 to $4,345,763 at December 31, 2011. The additional short-term debt incurred during 2011 also caused interest payable to increase from $39,904 at December 31, 2010 to $126,232 at December 31, 2011, which further increased the working capital deficiency at December 31, 2011. The working capital deficiency was favorably affected in 2011 by a reduction of approximately $155,000 in the Company’s liability to customers for deposits (prepayments on orders) which resulted from such deposits either being used to purchase products during the year or being forfeited by customers pursuant to contract terms.

The working capital deficiency increased to approximately $4,450,000 at June 30, 2012 due primarily to the additional debt financing that occurred in February 2012 which increased short-term notes payable (net of discounts) by $1,362,000 during the period. Interest accruing on the various notes issued in the financings completed in 2011 and 2012 caused interest payable to increase by approximately $381,000 to $508,000 at June 30, 2012, which also contributed to the increase in the working capital deficiency at June 30, 2012.”

Investing Activities, page 25

16.         We note your response to comment 13 of our letter dated May 10, 2012. Specifically, we note your statement that you believe that significant sales growth is possible to the extent that you would exceed your current manufacturing capacity by the end of 2012. We further note your references to significant sales growth in other parts of the prospectus (e.g., pages 21 and 23). Given that you are currently operating at 2% of your manufacturing capacity (see page 22), please provide us with supplemental material supporting your position that you believe you will achieve such significant sales growth by the end of 2012. Additionally, in light of your statement that you expect such significant sales growth, please explain your reference to “gradual revenue growth” (emphasis added) on page 21.

Response: One of the recurring concerns we hear from stockholders and investors is that our manufacturing capacity will not be able to keep pace with the revenue growth that could occur if the distribution model with WMI and the other new business opportunities that we are pursuing begin to gain traction. Recognizing that there is some limit to the speed with which we can increase manufacturing capacity, it important for investors to know that we are currently only using a very small portion of our manufacturing capacity and that we have some room to grow. However, it is also important to note that revenue growth could occur quickly, dwarfing the level of historic sales and, in a relatively short time, cause us to have insufficient manufacturing capacity. We are pursuing new markets that have the potential to be very large as municipalities begin to address stormwater pollution issues. The distribution model being pursued with WMI has the potential to generate large orders from municipal customers. A single large order could exceed the total amount of revenues we generated in 2011. Because the markets for our products are relatively new, and the technologies we promote have not yet gained widespread acceptance, it is very difficult to project the likelihood, magnitude or timing of any potential revenue growth.

The strategy we are using with WMI is to begin roll-out of municipal stormwater sales in a few selected market areas. As our business model is refined and revenues become more predictable, it is expected that additional market areas will be added which will contribute to the “gradual revenue growth” referenced in the Registration Statement. Any “gradual revenue growth” we experience in the near term related to the business model we employ with WMI could represent a very significant growth in our amount of sales when compared to the sales by us in prior years.

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Critical Accounting Policies and Estimates, page 26

Fair Value of Warrant Liability and Note Discount, page 27

Stock-based Compensation, page 27

17.         Please expand your disclosures to quantify and discuss the assumptions you used in estimating the value of the warrants and options, as applicable.

Response: The following table and disclosure has been added on page 27 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Critical Accounting Policies and Estimates – Fair value of warrant liability and note discount”:

“The Company used the following assumptions to estimate the fair value of the warrant liability as of June 30, 2012 and December 31, 2011:

	June 30, 2012	December 31, 2011
Expected volatility	91.7%	81.45%
Expected dividend yield	0%	0%
Expected term	2.0 – 2.3 years	2.3-2.5 years
Risk-free interest rate	0.72%	0.83%
Market price of common stock	$0.73	$0.38

The assumptions for expected dividend yield, expected volatility and expected term reflect management’s judgment and include consideration of historical experience. Expected volatility is based on historical volatility of the Company’s shares and the historical volatility of public companies or mutual funds operating in similar markets. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.”

Additionally, the following table and disclosure has been added on page 28 under “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Critical Accounting Policies and Estimates – Stock-based compensation”:

“The following table summarizes the weighted average of fair value and the significant assumptions used in applying the Black-Scholes model for options granted in 2011 and 2010 (there were no options granted in the six months ended June 30, 2012):

	2011	2010
Weighted average of fair value for options granted
AbTech Options	$-	$0.90
ABHD Options	0.27	0.12
Weighted average assumptions used:
Expected dividend yield	0.0%	0.0%
Expected volatility	81.5%	13.0-15.0%
Risk-free interest rate	1.9%	2.1%
Expected life (in years)	5.0	8.7

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The assumptions for expected dividend yield, expected volatility and expected term reflect management’s judgment and include consideration of historical experience. Expected volatility is based on historical volatility of the Company’s shares and the historical volatility of public companies or mutual funds operating in similar markets. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.”

Our Business, page 28

Sales, Distribution, and Marketing Support, page 37

18.         We note the added disclosure on page 37. Specifically, we note your statements that you are re-branding the company as a “full-suite environmental technology solutions company for water treatment” and as a “holistic stormwater technologies company with elite expertise.” Please explain the meaning of each of these “brandings,” and clarify whether these are two separate business endeavors.

Response: We have added the following disclosure on page 38 under “OUR BUSINESS – Sales, Distribution, and Marketing Support” to expand the description of our rebranding as a full-suite environmental technology solutions company for water treatment: “This rebranding aims to highlight AbTech’s ability to provide solutions to water treatment issues using a variety of tools rather than just offering a single product or technology.” The focus of our rebranding is aimed at gaining recognition as more than just the seller of a single product in an attempt to be recognized as a company with stormwater treatment expertise involving a variety of technologies and products. The use of the term “holistic stormwater technologies company” is just another way to express the same rebranding effort and is referenced in the Registration Statement to highlight an advantage that could help us develop strategic alliances that will allow for maximization of addressable markets. It is not intended to represent a different business endeavor.

19.         We note your statement that your ongoing activities include forming strategic alliances. We further note other references to strategic alliances throughout the prospectus (e.g., pages 10, 21, 22, and F-13). Please disclose the current status, the nature, and the material terms of any strategic alliances you have formed or are currently forming.

Response: The forming of strategic alliances is a key element of our business plan, as evidenced by the formation of a strategic alliance with WMI as discussed in the Results of Operations sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations. We continue to actively pursue other strategic alliances but have not yet formed additional strategic alliance as of the date hereof. We are currently seeking to form strategic alliances to distribute our products in other market areas not addressed by the WMI alliance and to expand our product capabilities. Until such time as we reach a definitive agreement in connection with the formation of such alliances, we believe the disclosure of such efforts would be inappropriate and could potentially place us at a significant competitive disadvantage.

20.         Please define “NGO” as used in item three of this section.

Response: We have replaced the term “NGO” on page 38 with “Non-Governmental Organizations.”

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Regulatory, page 43

21.         We note the added disclosure on page 43 in response to comments 18 and 22 of our letter dated May 10, 2012. Please discuss the material effects, if any, that may occur if the required data is not submitted to the EPA by August 31, 2012. Additionally, please tell us what consideration you gave to including a risk factor discussing any material adverse effects that may occur if the required data is not submitted to the EPA by August 31, 2012.

Response: We have revised the disclosure under “OUR BUSINESS – Regulatory” on page 45 to update the status of our registration with the EPA: “On August 23, 2012 the EPA granted an additional extension that expires on May 31, 2013. The Company is working with the third-party laboratory and the EPA to develop the necessary protocols to satisfy the data requirements of the EPA. The third-party testing will then proceed to produce the data for submission to the EPA by May 31, 2013. Provided that the data is submitted on time and is acceptable to the EPA, the time-limited condition on the registration will be lifted and the registration will be effective without a time limitation. If the data is not submitted on time and the EPA does not grant additional extensions, the registration will expire.” Additionally, we believe the risk factor contained under “RISK FACTORS – We are, or in the future may be, subject to substantial regulation related to quality standards applicable to our manufacturing and quality processes. Our failure to comply with applicable quality standards could have an adverse effect on our business, financial condition, or results of operations” adequately discusses any material adverse effects that may occur if the EPA registration expires.

Selling Shareholders, page 56

22.         We note your response to comment 26 of our letter dated May 10, 2012. However, you do not identify the natural persons who have the shared voting and investment power over shares held by Middlebury Securities. Please revise this section to include this disclosure.

Response: We have updated footnote 2 to the table contained under “SELLING SHAREHOLDERS” to identify the natural persons who have shared voting and investment power over the shares held by Middlebury Securities.

23.         For any selling shareholder that is a broker-dealer or an affiliate of a registered broker-dealer, please indicate in this section whether it acquired the securities to be resold in the ordinary course of business. Also indicate here whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. We note the disclosure generally in the second paragraph on page 60.

Response: We have updated footnotes 18 and 21 to the table contained under “SELLING SHAREHOLDERS” to address the Staff’s comments regarding selling shareholders that are also broker-dealers or affiliates of a registered broker-dealer. With respect to each selling shareholder that indicated they were a broker-dealer or an affiliate of a registered broker-dealer, each such selling shareholder acquired the securities in the normal course of business and at the time of the acquisition had no agreements, understanding or arrangements with any other person, either directly or indirectly, to dispose of the securities.

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Financial Statements, page F-1

Note 14 – Private Placements, page F-25

24.         We note your responses to prior comments 40 and 41 and your disclosures regarding your debt. Please more fully explain/address the following:

•	if/how you impute interest expense for the loans with no stated interest rate;

Response: In determining the appropriate accounting treatment for the zero interest notes issued by AbTech Industries we relied on the guidance found in the following three paragraphs of ASC 835-30-25 regarding the imputation of interest:

(i) 25-4: When a note is received or issued solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured by the cash proceeds exchanged. If cash and some other rights or privileges are exchanged for a note, the value of the rights or privileges shall be given accounting recognition as described in paragraph 835-30-25-6.

(ii) 25-5: The total amount of interest during the entire period of a cash loan is generally measured by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender. The difference between the face amount and the proceeds upon issuance is shown as either discount or premium. For example, if a bond is issued at a discount or premium, such discount or premium is recognized in accounting for the original issue. The coupon or stated interest rate is not regarded as the effective yield or market rate. Moreover, if a long-term non-interest-bearing note or bond is issued, its net proceeds are less than face amount and an effective interest rate is based on its market value upon issuance.

(iii) 25-6: A note issued solely for cash equal to its face amount is presumed to earn the stated rate of interest. However, in some cases the parties may also exchange unstated (or stated) rights or privileges, which are given accounting recognition by establishing a note discount or premium account. In such instances, the effective interest rate differs from the stated rate. For example, an entity may lend a supplier cash that is to be repaid five years hence with no stated interest. Such a non-interest-bearing loan may be partial consideration under a purchase contract for supplier products at lower than the prevailing market prices. In this circumstance, the difference between the present value of the receivable and the cash loaned to the supplier is appropriately regarded as an addition to the cost of products purchased during the contract term. The note discount shall be amortized as interest income over the five-year life of the note, as required by Section 835-30-35.

The notes were sold solely for cash and the face amount of the notes was equal to the amount of cash received in exchange for the notes which is also equal to the amount due upon maturity of notes. Therefore, the interest on the notes, represented by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender, was zero and there is no imputed interest. The only other right exchanged with the note was the conversion right, the value of which was deemed to be de minimis, because the stock of AbTech Industries was not publicly traded and was not readily convertible into cash.

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•	how you determined your shares are not readily convertible into cash;

Response: We relied on the definition of the phrase “readily convertible to cash” found in ASC 815 which refers to the following characteristics as support that an asset is readily convertible to cash: (1) interchangeable (fungible) units, and (2) quoted prices that are available in an active market, which can rapidly absorb the quantity held by an entity without significantly affecting the price. Securities that are not actively traded, as well as an unusually large block of thinly traded securities, would not be considered readily convertible to cash in most circumstances. During the fourth quarter of 2011, the average daily trading volume of our common shares was approximately 32,000 shares with approximately 47 million shares outstanding. In the first quarter of 2012 the average daily trading volume increased to approximately 193,000 shares. The convertible debt issued in 2011 was convertible into approximately 6.9 million shares and the convertible debt issued in February of 2012 was convertible into approximately 3.7 million shares. Therefore, the total convertible debt issued in 2011 and 2012 is convertible into approximately 10.6 million shares, excluding any accrued interest that could also be converted. This number of shares represents 331 times the average daily trading volume of ABHD shares in the fourth quarter of 2011 and 55 times the average daily trading volume in the first quarter of 2012. We also considered the fact that the terms of convertible notes provide for an election to convert the entire principal balance and accrued interest of the respective notes with no provision for partial conversion of the notes. Accordingly, because the stock was so thinly traded relative to the potential number of shares that could be traded, we concluded that the stock was not readily convertible into cash.

•	the factors that impacted your valuation of the warrants at each balance sheet date;

Response: At each balance sheet date we recalculated the value of the warrant using the Black-Scholes model using as inputs to the model the market price of our common stock at the valuation date, the expected maturity date using the plain vanilla method, the stock volatility as of the valuation date and the estimated risk free rate of interest as of the valuation date.

•	how you concluded that valuing the warrants using an alternative valuation methodology would not be materially different from the method you used;

Response: The provision in the warrants that would cause consideration of a more robust valuation methodology is the provision that allows for an adjustment to the exercise price in the event of a down round of financing. In our situation, it was considered evident that a down round of financing was extremely unlikely to occur for the reasons discussed in our prior response. This means that the down rounds would be of de minimis value. Therefore the more complex valuation methodology was not deemed necessary, nor was it justifiable. While it seems reasonable to conclude that taking away the issue of the possible down-round adjustment to the exercise price would make the two valuation models comparable, without actually performing both calculations we cannot conclude definitively that they would not be significantly different. It would be more appropriate for us to state that we believe the Black-Scholes model provides a reasonable estimation of the value of the warrant liability in these circumstances.

•	how you considered the value of the warrants in determining if a beneficial conversion feature was required to be recorded in 2011 and 2012; and how you determined the amount of the beneficial conversion feature you recorded in 2012.

Response: The initial value of the convertible notes was discounted by the bifurcated value attributed to the warrants. The discounted value of the notes was then used to calculate an effective conversion rate by dividing the number of shares into which the notes would actually convert by the discounted value of the notes. If this effective conversion rate is higher than the value of the underlying shares on the commitment date, a beneficial conversion feature exists. Because the market value of the stock at the time the 2011 notes were sold was substantially lower than the stated conversion rate of the 2011 notes, the calculated effective conversion rate remained higher than the market value even though it was less than the stated conversion rate. By the time the final closing on the sale of convertible notes took place in 2012, the market value of the stock had increased substantially causing the market value of the shares to be higher than the calculated effective conversion rate for the 2012 notes, resulting in the need to record the beneficial conversion feature as an additional discount to the notes. The beneficial conversion feature was calculated by multiplying the number of shares into which the notes could be converted at the stated conversion price by the difference between the market value of the shares on the commitment date and the effective conversion price.

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Exhibit 5.1

25.         In the third paragraph on page one of the opinion, counsel states that “when the Shares shall have been duly registered on the books of the transfer agent and registrar . . . and have been issued by the Company against payment therefor . . . the issue and sale of the Shares will have been duly authorized . . . .” Please explain to us how, under state law, the shares can be duly registered on the books of the transfer agent and registrar and issued by the Company against payment therefor prior to authorization of the shares.

Response: Squire Sanders (US) LLP has provided the following response to the Staff’s comment regarding the validity opinion filed as Exhibit 5.1 to the Registration Statement:

Squire Sanders (US) LLP acknowledges the Staff’s comment and respectfully advises the Staff that the opinion does not suggest the shares can be duly registered on the books of the transfer agent and registrar and issued by the Company against payment therefor prior to authorization of the shares. The language of the opinion as filed with Amendment No. 1 provides that “when registered on the books of the transfer agent and registrar, the issue and sales of the Shares will have been duly authorized” (emphasis added) which suggests at the time of registration on the books of the transfer agent and registrar, the shares were already authorized. However, in an effort to make that aspect of our opinion clearer, we have provided a revised Exhibit 5.1 as filed with Amendment No. 2 that contains the following language: “…it is our opinion that, as of the date hereof, the Shares have been duly authorized and, when registered on the books of the transfer agent against payment therefor (not less than par value), the Shares will be validly issued, fully paid and nonassessable.”

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000 or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Lane J. Castleton
Chief Accounting Officer, Chief Financial Officer, Vice President and Treasurer

cc:	Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)

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